5100 W. Copans Rd. Suite 710 Margate, FL 33063 Phone 954-974-5818 Fax 954-974-5720

www.medianetgroup.com    www.bsprewards.com    www.doodyville.com    www.brandaport.com

November 3, 2008

Mr. Brian McAllister

Staff Accountant

US Securities and Exchange Commission

100 F St. NE

Washington, DC

Re:	Medianet Group Technologies, Inc
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 11, 2008
File No. 0-49801

Dear Mr. McAllister:

As per our conversation of this morning, this is to respectfully request an additional ten (10) business days in which to answer your request for additional information as required in your letter dated October 31, 2008. Thank you for your courtesy on this matter.

Sincerely

/s/ Alfred Fernandez

Alfred Fernandez

Chief Financial Officer